Exhibit 15.1

To the Board of Directors and Shareholders of Vittoria Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial statements of Vittoria Limited and its subsidiaries for the six months ended December 31, 2022 and 2021, as indicated in our report dated June 16, 2023, except for Note 13 which is dated July 20, 2023 and Notes 11 and 15 which are dated September 28, 2023; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
September 28, 2023	Certified Public Accountants